April 2, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Palatin Technologies, Inc. (the “Company”) Registration Statement on Form S-1 (the “Registration Statement”) File No. 333-286280

Ladies and Gentlemen:

The undersigned respectfully requests that the U.S. Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the letter that was filed under the submission type Form RW on April 2, 2025 with respect to the above-referenced Registration Statement, with such withdrawal to be effective immediately. While the substance of that Form RW, which was A.G.P./Alliance Global Partner’s (the “Lead Placement Agent”) concurrence in the Company’s request to withdraw the undersigned’s request to accelerate the effectiveness of the above-referenced Registration Statement, was correct, the filing was incorrectly labeled as a Form RW and should have been submitted as correspondence to the Commission. To be clear, the Company and the Lead Placement Agent are not requesting to withdraw the above Registration Statement, merely the Form RW that was incorrectly tagged.

Sincerely,

PALATIN TECHNOLOGIES, INC.

/s/ Carl Spana
Carl Spana, Ph. D
President and Chief Executive Officer Cc: Faith L. Charles, Esq., Thompson Hine LLP